UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              Silicon Gaming, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827054107
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 22, 1999
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             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 2 OF 8 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 3 OF 8 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 4 OF 8 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 5 OF 8 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") should be read in conjunction with the Schedule 13D dated May 7, 1998 ("Schedule 13D"), Amendment No. 1 dated June 11, 1998 ("Amendment No. 1"), Amendment No. 2 dated July 8, 1998 ("Amendment No. 2") and Amendment No. 3 dated November 3, 1998 ("Amendment No. 3") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 4 amends the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

     This filing of Amendment is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock, $.001 par value (the "Shares") of Silicon Gaming, Inc. (the "Company"). The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, CA 94303.

ITEM 4.   PURPOSE OF TRANSACTION:

     Item 4 is deleted in its entirety and replaced with the following:

     The Shares described herein were purchased in pursuit of a specified investment objective established by the Investors in the Funds. DDJ and the DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among other, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

     DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and Stock market conditions, DDJ and the DDJ affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 6 OF 8 PAGES


     On July 22, 1999, DDJ Capital Management, LLC, on behalf of the B III Capital Partners, L.P. ("B III"), signed a non-binding letter of intent with the Company to convert a portion of the $47.25 million outstanding Senior Notes held by B III into equity and make various modifications to the terms of the remaining Senior Notes.

     Under the letter of intent, $39.75 million of Senior Notes would be exchanged for preferred stock that would initially be convertible into a 57% common equity interest in the Company. The terms of the remaining $7.5 million of outstanding Senior Notes would be modified to reduce the interest rate from 12.5% to 10% per annum (effective July 15, 1999) and to provide for interest to be payable in-kind, at the Company's option and subject to certain coverage ratio tests, for up to the first 5 years following the effective date of the restructuring, at which time the Senior Notes would mature.

     Pursuant to the letter of intent, accrued and unpaid interest on the Senior Notes remaining outstanding following the restructuring would be forgiven through July 15, 1999.

     The letter of intent also contemplates an additional investment by the Funds of up to $5.0 million in the form of convertible senior secured notes (the "New Notes"). The New Notes would bear interest at the rate of 10% per annum, payable in cash, with a maturity of 5 years. The $5.0 million of New Notes would be convertible into a 40% equity interest in the Company (subject to the issuance of additional employee equity incentives as described below). The New Notes would be issuable in tranches, with the first $2.0 million issued on the closing date of the restructuring. To the extent required by the Company, the remaining $3.0 million of New Notes would be issued upon the achievement of certain financial and operating hurdles.

     As part of the restructuring, the Company would allocate 38% of its equity as of the effective date to be issued as incentive compensation to employees. The Company's current equity holders, including all holders of options, warrants and convertible preferred stock, would own approximately 5% of the outstanding fully-diluted equity upon the effective date of the restructuring (prior to the issuance of any New Notes). Certain of the Company's currently outstanding warrants and convertible preferred stock have anti-dilution rights that may substantially reduce the portion of such equity interest that would be allocated to holders of common stock. As discussed above, $39.75 million of existing Notes would be convertible in the remaining 57% of the Company's outstanding equity as of the effective date of the restructuring. Upon issuance of any New Notes, the number of shares of common stock allocated to the employee incentive compensation pool would be increased so that the incentive pool would remain at 38% of the Company's equity after giving effect to the dilutive effect of

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 7 OF 8 PAGES


the conversion of the New Notes. In addition, upon closing of the restructuring, the Board of Directors of the Company will be reduced to the three members, consisting of Andrew Pascal, the President and Chief Executive Officer of the Company, and two independent directors.

     The proposed restructuring is subject to a number of conditions, including receipt by the Company's board of directors of a "fairness opinion" from an investment banking firm, the receipt of all necessary gaming and regulatory approvals and the negotiation and execution of definitive documentation. There can be no assurance that the restructuring will be successfully implemented or that there will not be modifications to the restructuring terms.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Item 6 is amended by adding the following paragraph:

     On July 22, 1999, DDJ Capital Management, LLC, on behalf of B III, signed a non-binding letter of intent with the Company to convert a portion of the $47.25 million of outstanding Senior Notes held by B III to equity and make various modifications to the terms of the remaining Senior Notes. Under the letter of intent, $39.75 million of the Senior Notes would be exchanged for Preferred Stock that would initially be convertible into a 57% common equity interest in the Company. For a description of the terms of the proposed restructuring, see
Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 99 Non-binding Letter of Intent dated July 22, 1999 between Silicon Gaming, Inc. and DDJ Capital Management, LLC

                                  SCHEDULE 13D
CUSIP NO. 827054107                        PAGE 8 OF 8 PAGES


                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Wendy Schnipper Clayton
     -----------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact *

*Limited Power of Attorney filed with the SEC on July 15, 1998.